FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	March	2008
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	RIM to Announce Fourth Quarter and 2008 Fiscal Year End Results on April 2	2
2.	T-Mobile USA Launches BlackBerry 8820	4

Document 1

March 19, 2008

FOR IMMEDIATE RELEASE

RIM to Announce Fourth Quarter and 2008 Fiscal Year End Results on April 2

Waterloo, Canada – Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM) will be reporting results for the fourth quarter and fiscal 2008 year-end on April 2, 2008 after the close of the market. A conference call and live webcast will be held beginning at 5 pm ET, which can be accessed by dialing 416-640-1907 or by logging on at www.rim.com/investors/events/index.shtml. A replay of the conference call will also be available at approximately 7 pm by dialing 416-640-1917 and entering passcode 21221696#. This replay will be available until midnight ET April 16, 2008.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Investor Contact:

RIM Investor Relations

519.888.7465

investor_relations@rim.com

Research In Motion, RIM and BlackBerry are trademarks of Research In Motion Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

Document 2

March 24, 2008

FOR IMMEDIATE RELEASE

T-Mobile USA Launches BlackBerry 8820

New BlackBerry 8820 Supports Wi-Fi Calling

With T-Mobile HotSpot @Home Service and Features Built-In GPS

Bellevue, WA and Waterloo, ON – March 24, 2008 – T-Mobile USA, Inc., and Research In Motion (RIM) (Nasdaq: RIMM: TSX: RIM) today announced the national availability of the BlackBerry® 8820 smartphone, featuring built-in GPS and support for T-Mobile’s HotSpot @HomeSM service for Wi-Fi® calling. Available in a sophisticated midnight blue finish, the BlackBerry 8820 is RIM’s thinnest BlackBerry smartphone.

The stylishly professional BlackBerry 8820 helps people stay connected to business associates, colleagues, family and friends by offering Wi-Fi connectivity for voice and data, access to location-based applications and services, and a superior mobile experience for personal and corporate e-mail.

With the T-Mobile HotSpot @Home mobile add-on plan, customers can enjoy the freedom of unlimited, nationwide calling over any Wi-Fi network at home, across accessible corporate Wi-Fi networks or at T-Mobile HotSpot locations nationwide.* When connected through Wi-Fi, access to information continues to include all of the BlackBerry platform’s security features. Customers can also enjoy faster Web browsing at Wi-Fi speeds.

Using the BlackBerry 8820 smartphone’s built-in GPS and location-based applications, such as BlackBerry® Maps, customers can navigate between meetings and locate the closest restaurant or use other advanced services such as TeleNav GPS Navigator™ to receive audible turn-by-turn directions to reach their next destination.

The quad-band phone also supports international roaming and is enabled for T-Mobile’s popular myFaves® service experience for quick, one-click access to five people by instant messaging, e-mailing, texting or calling from the Home Screen.

“Customers want and need to stay connected to the important people in their lives,” said Leslie Grandy, Vice President of Product Development, T-Mobile USA. “With unlimited nationwide calling using T-Mobile’s popular HotSpot @Home mobile service, access to personal or business e-mail, and reliable GPS navigation services, the BlackBerry 8820 from T-Mobile provides unparalleled value for our customers at home, at the office and everywhere in between.”

“The BlackBerry 8820 smartphone blends powerful communications, connectivity and navigation capabilities with exceptional ease-of-use and executive class styling.” said Mark Guibert, Vice President of Corporate Marketing, RIM. “Together with the innovative T-Mobile HotSpot @Home service, the BlackBerry 8820 offers incredible flexibility and convenience for both professional and personal needs.”

Key features of the BlackBerry 8820 smartphone from T-Mobile include the following*:

•	Quad-band GSM/GPRS/EDGE network support for international roaming
•	Wi-Fi (802.11 a/b/g) connectivity for expanded coverage and faster Web browsing

•	Supports T-Mobile HotSpot @Home, offering unlimited nationwide calling over any accessible Wi-Fi network
•	Built-in GPS, BlackBerry Maps and support for TeleNav GPS Navigator
•

T-Mobile myFaves® capability, making it easy for customers to stay in touch with those who matter most, with quick, one-click access for instant messaging, e-mailing, calling or texting their Fave 5SM from the Home Screen

•	BlackBerry® Internet Service support allowing access to up to 10 supported e-mail accounts, including most popular ISP e-mail accounts such as Yahoo!® Mail and Gmail®
•

BlackBerry® Enterprise Server support, which tightly integrates with IBM Lotus® Domino®, Microsoft Exchange®, and Novell® GroupWise® to provide secure push-based wireless access to e-mail and other data, and features IT policy controls for managing usage and deployments

•	Easy access to popular instant messaging clients: AOL® Instant Messenger, Yahoo!® Messenger, Windows® Live Messenger, Google® Talk and ICQ®
•	Highly tactile full QWERTY keyboard for easy typing
•	Intuitive user-interface with an easy-to-use trackball
•	High-performance HTML browser for visiting Web sites while on the go
•	A large, ultra-bright 320x240 color display provides vibrant imagery and innovative light-sensing technology automatically optimizes brightness for indoor, outdoor and dark environments
•

Advanced media player with search capabilities, stereo Bluetooth® support (A2DP/AVRCP), dedicated volume controls and support for numerous audio and video formats including MP3, WMA, AAC, AAC+ and eAAC+, as well as support for polyphonic, MP3 and MIDI ring tones

•

Roxio® Media Manager for BlackBerry® (included with BlackBerry® Desktop Manager software), which allows customers to manage media files, transfer them from their computer to the handset, create MP3 music files from CDs, add audio tags and album art, create playlists and easily convert files for optimal playback

•

Numerous premium phone features with Speaker Independent Voice Recognition (SIVR) for Voice Activated Dialing (VAD), noise-cancellation technology to offset background noise, a low-distortion speakerphone for hands-free conversations, Bluetooth® support for use with headsets, car kits and other Bluetooth peripherals, and intuitive call management features such as smart dialing, conference calling, speed dialing and call forwarding

•	Expandable memory storage via microSD/SDHC expansion slot
•	Dimensions: 4.49” x 2.60” x 0.55”
•	Weight: 4.7 oz

The BlackBerry 8820 is available at select T-Mobile retail stores, select authorized dealers, online at www.t-mobile.com, or by calling 1-800-T-MOBILE.

For more information about the BlackBerry 8820 from T-Mobile, please visit www.blackberry8820.com or www.t-mobile.com.

*Unlimited nationwide Wi-Fi calling requires HotSpot @Home mobile plan, broadband internet connection, and wireless router. Regular plan minutes are used when call does not originate on Wi-Fi network. For more information about HotSpot @Home, visit t-mobile.com/talkforever. Use of some device features may require specific plan and incur separate, additional charges.   See T-Mobile.com for rate plan information, charges for features and services, and other details.

About T-Mobile USA, Inc.

Based in Bellevue, Wash., T-Mobile USA, Inc., is the U.S. operation of Deutsche Telekom AG’s Mobile Communications Business, and a wholly owned subsidiary of T-Mobile International, one of the world’s leading companies in mobile communications. By the end of the fourth quarter of 2007, 120 million mobile customers were served by the mobile communication segments of the Deutsche Telekom group — 28.7 million by T-Mobile USA — all via a common technology platform based on GSM, the world’s most widely used digital wireless standard.

T-Mobile’s innovative wireless products and services help empower people to connect effortlessly to those who matter most. Multiple independent research studies continue to rank

T-Mobile highest, in numerous regions throughout the U.S. in wireless customer care. For more information, please visit www.t-mobile.com. T-Mobile is a federally registered trademark of Deutsche Telekom AG. myFaves and the myFaves design are registered trademarks, and HotSpot @Home is a service mark, of T-Mobile USA, Inc.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including e-mail, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Contacts:

Marisa Conway

Brodeur for RIM

(212) 771-3639

mconway@brodeur.com

T-Mobile USA Media Relations

(425)378-4002

mediarelations@t-mobile.com

Investor Contact:

RIM Investor Relations

(519) 888-7465

investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Wi-Fi is a registered trademark of the Wi-Fi Alliance. Bluetooth word mark and logos are owned by Bluetooth SIG, Inc. and are used by T-Mobile under license.

“TeleNav” and the TeleNav logo are registered and unregistered trademarks and/or service marks of TeleNav, Inc. Unless otherwise noted, all other trademarks, service marks, and logos used in this press release are the trademarks, service marks or logos of their respective owners.

Neither RIM nor T-Mobile assume any obligations or liability and make no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	March 25, 2008	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations